UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Orchid Cellmark Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

68573C107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,113
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,581,113
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,342,385
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,342,385
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON CANDENS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,113
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,581,113
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON ACCIPITER CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,342,385
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,342,385
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 68573C107

1	NAME OF REPORTING PERSON GABE HOFFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,923,498
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,923,498
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,923,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.09%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 68573C107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, $0.001 par value per share (the “Shares”), of Orchid Cellmark Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 4390 US Route One, Princeton, New Jersey 08540.

Item 2.	Identity and Background.

(a)           This statement is jointly filed by Accipiter Life Sciences Fund, LP, a Delaware limited partnership (“ALS Fund”), Accipiter Life Sciences Fund (Offshore), Ltd., a Cayman Islands company (“ALS Fund Offshore” and together with ALS Fund, the “Accipiter Entities”), Accipiter Capital Management, LLC, a Delaware limited liability company (“Accipiter Management”), Candens Capital, LLC, a Delaware limited liability company (“Candens Capital”) and Gabe Hoffman. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Candens Capital is the general partner of ALS Fund.  Accipiter Management is the investment adviser of ALS Fund Offshore.  Gabe Hoffman is the managing member of each of Candens Capital and Accipiter Management.  By virtue of his positions with Candens Capital and Accipiter Management, Mr. Hoffman has the power to vote and dispose of the Issuer’s Shares owned by the Accipiter Entities.

(b)           The principal business address of each Reporting Person filing this statement is 666 5th Avenue, 35th Floor, New York, New York 10103.  The officers and directors of ALS Fund Offshore and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)           The principal business of each of ALS Fund and ALS Fund Offshore is investing in securities.  The principal business of Candens Capital is acting as the general partner of ALS Fund.  The principal business of Accipiter Management is acting as the investment adviser of ALS Fund Offshore. The principal occupation of Mr. Hoffman is acting as managing member of Accipiter Management and Candens Capital.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 68573C107

(f)           Mr. Hoffman is a citizen of the United States of America.  Mr. Davis is a citizen of Bermuda.  Mr. Marr is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,581,113 Shares owned by ALS Fund is $3,526,510, including brokerage commissions.  The Shares owned by ALS Fund were acquired with partnership funds.

The aggregate purchase price of the 2,342,385 Shares owned by ALS Fund Offshore is $4,767,033, including brokerage commissions.  The Shares owned by ALS Fund Offshore were acquired using its working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons are reviewing their investment in the Issuer and have initiated discussions with management and the Board of Directors of the Issuer concerning board compensation and related corporate governance matters and may engage in discussions concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 29,966,562 Shares outstanding, which is the total number of Shares outstanding as of October 29, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 30, 2009.

CUSIP NO. 68573C107

As of the close of business on March 9, 2010, ALS Fund beneficially owned 1,581,113 Shares, constituting approximately 5.28% of the Shares outstanding.  As the general partner of ALS Fund, Candens Capital may be deemed to beneficially own the 1,581,113 Shares owned by ALS Fund, constituting approximately 5.28% of the Shares outstanding.

As of the close of business on March 9, 2010, ALS Fund Offshore beneficially owned 2,342,385 Shares, constituting approximately 7.82% of the Shares outstanding.  As the investment manager of ALS Fund Offshore, Accipiter Management may be deemed to beneficially own the 2,342,385 Shares owned by ALS Fund Offshore, constituting approximately 7.82% of the Shares outstanding.

As the managing member of each of Accipiter Management and Candens Capital, Mr. Hoffman may be deemed to beneficially own 3,923,498 Shares collectively owned by the Accipiter Entities, constituting approximately 13.09% of the Shares outstanding.  Mr. Hoffman has sole voting and dispositive power with respect to the 3,923,498 Shares owned by the Accipiter Entities by virtue of his authority to vote and dispose of such Shares.

(b)           By virtue of his positions with Accipiter Management and Candens Capital, Mr. Hoffman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           There were no transactions in the Issuer’s securities by the Reporting Persons during the last sixty days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 10, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 68573C107

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Accipiter Life Sciences Fund, LP, Accipiter Life Sciences Fund (Offshore), Ltd., Accipiter Capital Management, LLC, Candens Capital, LLC and Gabe Hoffman, dated March 10, 2010.

CUSIP NO. 68573C107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2010	ACCIPITER LIFE SCIENCES FUND, LP

	By:	Candens Capital, LLC its general partner

	By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

By:	Accipiter Capital Management, LLC its investment manager

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

ACCIPITER CAPITAL MANAGEMENT, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

CANDENS CAPITAL, LLC

By:	/s/ Gabe Hoffman
Gabe Hoffman, Managing Member

/s/ Gabe Hoffman
GABE HOFFMAN

CUSIP NO. 68573C107

SCHEDULE A

Directors and Officers of Accipiter Life Sciences Fund (Offshore), Ltd.

Name and Position	Principal Occupation	Principal Business Address
Gabe Hoffman, Director	Managing member of Accipiter Capital Management, LLC, and Candens Capital, LLC	399 Park Avenue, 38th Floor New York, New York 10022

Tom Davis, Director	President and CEO of Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda

Cary Marr, Director	Senior Vice President - Operations, for Meridian Fund Services Limited	c/o Meridian Fund Services Limited 73 Front Street Hamilton HM 12 P.O. Box HM 528 Hamilton HMCX Bermuda